UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Philippine Long Distance Telephone Company
(Name of Issuer)
Common Capital Stock, 5 Philippine Pesos par value
(Title of Class of Securities)
718252109
(CUSIP Number)
Hajime Kii
Managing Director-Global Business Division
NTT DOCOMO, INC.
Sanno Park Tower
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	718252109

1	NAMES OF REPORTING PERSONS NTT DOCOMO, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	JAPAN

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,401,561

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,401,561

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,401,561

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 8 (this “Amendment No. 8”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2007, Amendment No. 2 thereto filed with the SEC on June 28, 2007, Amendment No. 3 thereto filed with the SEC on August 1, 2007, Amendment No. 4 thereto filed with the SEC on August 27, 2007, Amendment No. 5 thereto filed with the SEC on November 2, 2007, Amendment No. 6 thereto filed with the SEC on December 26, 2007 and Amendment No. 7 thereto filed with the SEC on January 30, 2008, relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D (as amended) remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 8 are defined in the Schedule 13D (as amended). The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:
On March 29, 2011, PLDT announced its plans to acquire Digital Telecommunications Philippines, Inc. (“Digitel”) by means of a share exchange through an issuance of new shares of Common Stock (the “New PLDT Common Stock”) in exchange for the shares of Digitel held by Digitel’s parent company, JG Summit Holdings, Inc. (“JG Summit”). Subsequently, as described in more details in Item 6, on May 13, 2011, DoCoMo entered into an option agreement with JG Summit (the “JG Summit Option Agreement”), which, among other things, provides DoCoMo with the option to acquire, and JG Summit with the option to sell, approximately 2%, or 4,562,081 shares of the total issued and outstanding Common Stock of PLDT from the New PLDT Common Stock to be held by JG Summit (the “Option Shares”). The option to acquire or sell the Option Shares would be exercisable during a 30 days period from the date of listing of the Option Shares with the Philippine Stock Exchange. DoCoMo’s purpose in entering into the JG Summit Option Agreement is for DoCoMo and NTTC to maintain their cumulative stake in PLDT at approximately 20%, even after the issuance of the New PLDT Common Stock.
Item 5. Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares and the Second Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore, not including the number of shares which DoCoMo may obtain through the JG Summit Option Agreement described in Item 6, DoCoMo may be deemed to have beneficial ownership of 39,401,561 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo, of which DoCoMo directly owns 26,768,074 Common Shares. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.
(b) As the registered owner, DoCoMo has the shared power to vote or dispose or to direct the vote or disposition of the 39,401,561 Common Shares beneficially owned by NTTC and DoCoMo, of which DoCoMo directly owns 26,768,074 Common Shares, not including the number of shares which DoCoMo may obtain through the JG Summit Option Agreement described in Item 6. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by DoCoMo.
Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:
(c) As of the filing date of this Amendment No. 8, not including the number of shares which DoCoMo may obtain through the JG Summit Option Agreement described in Item 6, neither DoCoMo, nor to its knowledge, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:
On May 13, 2011, DoCoMo entered into the JG Summit Option Agreement, which provides DoCoMo with the option to acquire, and JG Summit with the option to sell, approximately 2%, or 4,562,081 shares, of the total issued and outstanding Common Stock of PLDT from the New PLDT Common Stock to be held by JG Summit within 30 days from the day of listing of the Option Shares with the Philippine Stock Exchange. The JG Summit Option Agreement is conditional on the completion of PLDT’s acquisition of Digitel, including the issuance of the New PLDT Common Stock. The transactional value is expected to be approximately USD 263 million, excluding taxes and relevant expenses. A copy of the JG Summit Option Agreement is filed hereto as Exhibit 9.

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Exhibit Name

9	Option Agreement dated May 13, 2011, between DoCoMo and JG Summit.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2011

NTT DOCOMO, INC.
By:	/s/ Hajime Kii
	Name:	Hajime Kii
	Title:	Managing Director, Global Business Division